EXHIBIT 99.1

O2Micro Reports Second Quarter 2014 Financial Results

GEORGE TOWN, Grand Cayman, July 23, 2014 (GLOBE NEWSWIRE) –

Operational and Strategic Highlights:

  Company experienced strong design activity in backlighting solutions for smartphone and tablet markets; shipping novel design to major smartphone customer

  Quarterly revenue increased six percent sequentially

  1H14 operating expenses reduced by $5.0 million from year-ago period

O2Micro® International Limited (Nasdaq:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the second quarter of 2014, ending June 30, 2014.

Financial Highlights for the Second Quarter ending June 30, 2014:

O2Micro International Limited reported Q2 2014 revenue of $17.4 million. Revenue was up 6% sequentially and down 7% from the comparable year-ago quarter. The gross margin in the second quarter of 2014 was 51.5%. The gross margin was flat from the prior quarter and up from 51.2% in the second quarter of 2013. The gross margin remains in our target range and varies primarily with revenue level and product mix. During the second quarter of 2014, the company recorded total GAAP operating expenses of $12.1 million, compared to $11.6 million in the first quarter of 2014 and $14.6 million in the year-ago Q2 period. The respective GAAP operating margins for the second quarter of 2014, the first quarter of 2014, and second quarter of 2013 were (17.9%), (18.9%), and (26.8%).

GAAP net loss was $3.2 million in Q2 2014. This compares to a GAAP net loss of $2.9 million in the first quarter of 2014 and a GAAP net loss of $4.4 million in Q2 2013. GAAP net loss per fully diluted ADS was $0.12 in Q2 2014. This compares to a GAAP net loss per fully diluted ADS of $0.10 in Q1 2014 and a GAAP net loss per fully diluted ADS of $0.15 in Q2 2013.

Financial Highlights for the Six Months ending June 30, 2014:

O2Micro International Limited reported revenue of $33.9 million for the six months ending June 30, 2014. This was down 6.1% from $36.1 million in the comparable six months of 2013. The gross margins were 51.5% and 50.6% during the corresponding periods of 2014 and 2013, respectively. GAAP operating expenses were $23.7 million and $28.7 million in the first half of 2014 and 2013, respectively. The respective GAAP operating margins for the comparable periods were (18.4%) and (29.0%). Pretax loss from continuing operations was $5.6 million in the first half of 2014. This compares to a pretax loss from continuing operations of $9.0 million in the first half of 2013. GAAP net loss was $6.1 million in 1H 2014. This compares to a GAAP net loss of $9.5 million in 1H 2013. The GAAP net loss per fully diluted ADS was $0.22 in the first six months of 2014. This compares to a GAAP net loss per fully diluted ADS of $0.32 in the corresponding first half of 2013.

Supplementary Data:

The company ended the second quarter of 2014 with $66.2 million in unrestricted cash and short-term investments or $2.42 per outstanding ADS. The accounts receivable balance was $10.2 million and represented 47 days sales outstanding at the end of Q2 2014. Inventory was $9.6 million or 95 days and turned over 3.8 times during Q2 2014. As of June 30, 2014, the company had $77.8 million in working capital and the book value was $118.8 million, or $4.35 per outstanding ADS.

As of June 30, 2014, O2Micro International Limited counted 475 employees, including 281 engineers.

Management Commentary:

"Our second quarter results demonstrate our commitment to revenue growth, diversification and represent continued acceptance of our new products through solid design win activity and market share gains," said Sterling Du, O2Micro's Chairman and CEO. "Revenue grew 6% sequentially and we have great confidence in our carefully chosen growth drivers including LED general lighting, backlighting, battery management and power management. We continue to believe that these drivers will contribute to top-line growth in upcoming quarters and lead O2Micro back to profitability in the near future."

Conference Call: O2Micro will hold its second quarter conference call today, July 23, 2014, at 6:00 a.m. PDT, 9:00 a.m. EDT. You may participate using the following dial-in information.

In the US and CANADA:	888-438-5448, pass code #7951380
INTERNATIONAL participants:	719-325-2323, pass code #7951380

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the US and CANADA:	888-203-1112, pass code #7951380
INTERNATIONAL participants:	719-457-0820, pass code #7951380

A live webcast will also be available on the company website at www.o2micro.com, and an online replay will be available for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 26,934 patent claims granted, and over 27,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013

NET SALES	$ 17,405	$ 18,715	$ 33,877	$ 36,064

COST OF SALES	8,433	9,133	16,420	17,814

GROSS PROFIT	8,972	9,582	17,457	18,250

OPERATING EXPENSES (INCOME)
Research and development (1)	5,759	6,746	10,830	13,310
Selling, general and administrative (1)	6,324	7,858	12,858	15,382
Total Operating Expenses	12,083	14,604	23,688	28,692

LOSS FROM OPERATIONS	(3,111)	(5,022)	(6,231)	(10,442)

NON-OPERATING INCOME
Interest income	267	343	536	722
Foreign exchange gain (loss) – net	(180)	320	(27)	532
Other – net	59	146	99	151
Total Non-operating Income	146	809	608	1,405

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(2,965)	(4,213)	(5,623)	(9,037)

INCOME TAX EXPENSE	229	224	484	454

LOSS FROM CONTINUING OPERATIONS	(3,194)	(4,437)	(6,107)	(9,491)

LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX	--	--	--	(3)

NET LOSS	(3,194)	(4,437)	(6,107)	(9,494)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	461	61	(233)	(497)
Unrealized gain (loss) on available-for-sale securities	(155)	(36)	23	29
Unrealized pension gain	1	5	3	9
Total Other Comprehensive (Loss) Income	307	30	(207)	(459)

COMPREHENSIVE LOSS	$ (2,887)	$ (4,407)	$ (6,314)	$ (9,953)

BASIC EARNINGS (LOSS) PER ADS
Continuing operations	$ (0.12)	$ (0.15)	$ (0.22)	$ (0.32)
Discontinued operations	--	--	--	--
	$ (0.12)	$ (0.15)	$ (0.22)	$ (0.32)

DILUTED EARNINGS (LOSS) PER ADS
Continuing operations	$ (0.12)	$ (0.15)	$ (0.22)	$ (0.32)
Discontinued operations	--	--	--	--
	$ (0.12)	$ (0.15)	$ (0.22)	$ (0.32)

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	27,376	28,852	27,567	29,293
Diluted (in thousands)	27,376	28,852	27,567	29,293

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$ 127	$ 174	$ 259	$ 357
Selling, general and administrative	$ 377	$ 466	$ 815	$ 965

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In Thousand U.S. Dollars, Except Share Amounts)

	June 30,	December 31,
	2014	2013
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$ 19,641	$ 42,293
Restricted cash	174	173
Short-term investments	46,549	33,606
Accounts receivable – net	10,161	10,024
Inventories	9,584	7,217
Prepaid expenses and other current assets	1,461	1,437
Total Current Assets	87,570	94,750

LONG-TERM INVESTMENTS	16,175	16,121

PROPERTY AND EQUIPMENT – NET	22,065	23,039

OTHER ASSETS	3,697	3,509

TOTAL ASSETS	$ 129,507	$ 137,419

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$ 4,690	$ 4,169
Income tax payable	349	238
Accrued expenses and other current liabilities	4,779	5,353
Total Current Liabilities	9,818	9,760

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	385	391
Other liabilities	516	658
Total Other Long-Term Liabilities	901	1,049

Total Liabilities	10,719	10,809

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,660,786,600 shares as of June 30, 2014 and December 31, 2013, respectively	33	33
Additional paid-in capital	140,272	140,198
Accumulated deficits	(8,341)	(2,234)
Accumulated other comprehensive income	8,305	8,512
Treasury stock – 293,882,900 and 269,042,350 shares as of June 30, 2014 and December 31, 2013, respectively	(21,481)	(19,899)
Total Shareholders' Equity	118,788	126,610

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 129,507	$ 137,419
CONTACT: Scott L. Anderson
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email: scott.anderson@o2micro.com